Exhibit (a)(1)(B)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
     A cornerstone of Endwave’s success has been employee retention and motivation. Accordingly, since some of your outstanding option grants have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer this exchange program.
     Attached you will find the following documents related to Endwave Corporation’s stock option exchange program: an Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, an Election Form and an Eligible Option Information Sheet.
     Please carefully read the documents and instructions attached to this letter. The Election Form and Eligible Option Information Sheet must be returned as indicated in the enclosed materials to Theresa Medina, so that it is received before 5:00 p.m., Pacific Time, on February 6, 2008 (or a later expiration date if we extend the offer).
     If you have any questions about the exchange offer, please contact Theresa Medina at (408) 522-3141 or by email at theresa.medina@endwave.com.